UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

MOMENTA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Craig A. Wheeler

President and Chief Executive Officer

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 491-9700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter N. Handrinos

R. Scott Shean

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 2, 2020, relating to the tender offer (the “Offer”) by Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price equal to $52.50 per Share, net to the seller, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 2, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as a new subsection following the heading entitled “Item 8. Additional Information—Annual and Quarterly Reports” on page 57:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on September 30, 2020. The Depositary (as defined in the Offer to Purchase) has advised Purchaser that, as of the Expiration Time, 100,595,118 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 79.4 percent of then outstanding Shares on a fully-diluted basis. As a result, the Minimum Condition (as defined in the Offer to Purchase in Section 15 under the heading entitled “Conditions to the Offer”) has been satisfied. In addition, the Depositary has advised Purchaser that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for 5,761,554 Shares, representing approximately 4.5 percent of then outstanding Shares on a fully-diluted basis. As the Minimum Condition and each of the other Offer Conditions (as defined in the Offer to Purchase) have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares validly tendered and not validly withdrawn pursuant to the Offer, on October 1, 2020, Parent, the Company and Purchaser consummated the Merger pursuant to the terms of the Merger Agreement in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by the Company Stockholders, with the separate corporate existence of Purchaser ceasing and the Company continuing as the surviving corporation in the Merger under the name “Momenta Pharmaceuticals, Inc.”, thereby becoming a wholly owned subsidiary of Parent.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (a) Shares owned by Parent, Purchaser, the Company, or by any of their direct or indirect wholly owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) was converted into the right to receive the Offer Price, without interest and less any required withholding taxes. The Shares will be delisted from the Nasdaq Global Select Market and will be deregistered under the Exchange Act.

On October 1, 2020, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger and the Company issued a press release announcing the consummation of the Merger. The press releases of Parent and the Company announcing the expiration and results of the Offer and the consummation of the Merger are attached as Exhibit (a)(5)(N) and Exhibit (a)(5)(O) hereto, respectively, and are incorporated herein by reference.”

Item 9.	Exhibits.

Exhibit Number	Description

(a)(5)(N)	Press Release issued by Parent, dated October 1, 2020, incorporated herein by reference to Exhibit (a)(5)(E) of the Schedule TO-T/A filed by Parent with the SEC on October 1, 2020.

(a)(5)(O)	Press Release issued by the Company, dated October 1, 2020, incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Momenta Pharmaceuticals, Inc.

By:	/s/ Craig A. Wheeler
Name: Craig A. Wheeler
Title: President and Chief Executive Officer

Dated: October 1, 2020